UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 7, 2025

RMX INDUSTRIES, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

4514 Cole Ave, Ste. 600 Dallas, TX 75205
(Full mailing address of principal executive offices)

866-706-4276
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9. Other Events

Director Changes

On October 7, 2025, the board of directors (the “Board”) of RMX Industries, Inc., a Nevada corporation (the “Company”), elected Ian Subel and Rich Propper as directors of the Company, effective as of October 7, 2025, to serve as directors until their successor has been duly elected and qualified or his earlier death, resignation, disqualification, or removal, and entered into an independent director agreement with each of Mr. Subel and Mr. Propper, attached hereto as Exhibit 6.1 and Exhibit 6.2, respectively, and incorporated herein by reference.

Under the independent director agreements, Mr. Subel and Mr. Propper will each be entitled to an annual fee of $60,000, plus $36,000 per year in cash for serving on a committee of the Board, to be paid in equal monthly installments no later than the fifth business day of each month commencing in the month following the earlier of (i) the Company’s close on a raise of at least $3,000,000 or (ii) the Company’s uplisting to a national securities exchange. In addition, under the independent director agreements, a stock option to purchase 300,000 shares of Class A Common Stock, $0.001 par value per share, of the Company (the “Class A Common Stock”), at an exercise price of $3.50 per share, was awarded to each of Mr. Subel and Mr. Propper. The stock option vests over two years with 100,000 shares vesting immediately and one-half vesting on each yearly anniversary of the date of grant provided each of Mr. Subel and Mr. Propper remains in continuous service. The Company will also reimburse each of Mr. Subel and Mr. Propper for pre-approved reasonable business expenses incurred in good faith in connection with the performance of his duties for the Company.

Additionally, on October 7, 2025, the Company and M. Steven Kirchof entered into amendment no. 1 (the “Kirchof Amendment”) to the independent director agreement, dated April 4, 2025, between the Company and Mr. Kirchof, pursuant to which, among other things, Mr. Kirchof’s compensation was amended to reflect the same compensation that Mr. Subel and Mr. Propper will be receiving as stated above. The Kirchof Amendment is attached hereto as Exhibit 6.3 and is incorporated herein by reference.

Series X Preferred Stock

On October 13, 2025, the Company filed a Certificate of Designation of Series X Convertible Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Nevada designating 1,000 shares of the Company’s preferred stock, $0.001 par value per share, as “Series X Convertible Preferred Stock” (the “Series X Preferred Stock”), and setting forth the voting and other powers, preferences and relative, participating, optional or other rights of the Series X Preferred Stock. Each share of Series X Preferred Stock has an initial stated value of $3.85 per share. The Certificate of Designation became effective upon filing.

The Series X Preferred Stock is not entitled to preferences upon liquidation, dividends, participation or redemption rights and cannot be transferred by the original holder. Each share of Series X Preferred Stock, at the option of the holder thereof, is convertible into one (1) share of Class A Common Stock. Each share of Series X Preferred Stock is entitled to 15,000 votes per share, and shall vote together with the common stock on any matter submitted to the holders of the common stock for as long as the shares of Series X Preferred Stock remain issued and outstanding. The Certificate of Designation is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

On October 13, 2025, the Company issued all 1,000 shares of Series X Preferred Stock to Karl Kit, the Company’s Chief Executive Officer, President and member of the Board.

Equity Incentive Plan Increase

On October 15, 2025, the Board and the stockholders of the Company approved the fourth amendment (the “Fourth Amendment”) to the RMX Industries, Inc. 2022 Equity Incentive Plan (the “2022 Plan”), pursuant to which the number of reserved shares under the 2022 Plan increased from 5,000,000 to 8,000,000 shares of Class A Common Stock. The Fourth Amendment is attached hereto as Exhibit 6.4 and is incorporated herein by reference.

Convertible Note Offering

On October 15, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”) for the issuance and sale of a series of senior secured convertible notes of the Company bearing a 15% interest rate, in the aggregate original principal amount of $50,000,000 (the “Notes”), which Notes shall be convertible into shares of Class A Common Stock (the “Conversion Shares”), with Notes issued in an aggregate original principal amount not to exceed $2,000,000 at the Initial Closing (as defined in Purchase Agreement), Notes issued in an aggregate original principal amount not to exceed $3,000,000 at the Second Closing (as defined in Purchase Agreement), and Notes in an aggregate original principal amount not to exceed $45,000,000 at all Additional Closings (as defined in Purchase Agreement) (the “Offering”).

The Notes will be convertible into shares of Class A Common Stock at the option of the holder. The number of shares of Class A Common Stock issuable upon conversion shall be determined by dividing (x) the product of (1) the principal amount and any accrued and unpaid interest or late charges to be converted and (2) 110%, by (y) the lower of the Conversion Price (as defined in the Notes) and (2) 90% of the lowest daily volume-weighted average price during the 10 trading days immediately preceding the conversion. Any fractional shares will be rounded up to the nearest whole share.

The Initial Closing is expected to be within 10 business days of October 15, 2025, subject to satisfaction or waiver of closing conditions. At the Initial Closing, the Company will also issue to the Investor 200,000 shares of Class A Common Stock (the “Commitment Shares”) and enter into (i) a registration rights agreement, pursuant to which the Company will agree to provide certain registration rights to the Investor, (ii) a blocked account control agreement, pursuant to which the proceeds from the Offering will be held, (iii) a security and pledge agreement, pursuant to which the Company will grant a perfected security interest in all its assets to secure its obligations under the Transaction Documents (as defined in the Purchase Agreement), and (iv) a guaranty, pursuant to which each subsidiary of the Company will guarantee the obligations of the Company under the Transaction Documents, among other customary closing documentation.

The descriptions above are not complete and are qualified in their entirety by reference to the form of Purchase Agreement and form of Note attached hereto as Exhibit 6.5 and Exhibit 6.6, respectively.

In connection with each closing under the Purchase Agreement, pursuant to the engagement agreement between the Company and Digital Offering LLC (“Digital Offering”), dated October 13, 2025 (the “Digital Offering Engagement Letter”), the Company is required to pay Digital Offering a cash placement fee equal to 1% of the gross proceeds raised.

In connection with the Offering, the Board and the stockholders of the Company approved one or more reverse stock splits (each a “Reverse Stock Split”) of the Company’s issued and outstanding common stock and preferred stock at a ratio within the range from 5-for-1 up to 100-for-1 (the “Reverse Stock Split Ratio”), at an exact ratio to be determined by the Board in its sole discretion without further stockholder approval, with each Reverse Stock Split having no effect on the number of authorized shares of capital stock of the Company. Any Reverse Stock Split will only be effected if subsequently deemed necessary by the Board.

The offer and sale to the Investor of the Notes, as well as the Commitment Shares and Conversion Shares, will be made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Rule 506 of Regulation D promulgated thereunder.

On October 16, 2025, the Company issued a press release to announce the Offering. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
2.1	Certificate of Designation of Series X Convertible Preferred Stock of RMX Industries, Inc.
6.1	Independent Director Agreement between RMX Industries, Inc. and Ian Subel, dated October 7, 2025
6.2	Independent Director Agreement between RMX Industries, Inc. and Rich Propper, dated October 7, 2025
6.3	Amendment No. 1 to Independent Director Agreement between RMX Industries, Inc. and M. Steven Kirchof, dated October 7, 2025
6.4	Fourth Amendment to RMX Industries, Inc. 2022 Equity Incentive Plan, dated October 15, 2025
6.5	Form of Securities Purchase Agreement, dated as of October 15, 2025
6.6	Form of Senior Secured Convertible Promissory Note
99.1	Press Release dated October 16, 2025

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2025	RMX INDUSTRIES, INC.

/s/ Karl Kit
	Name:	Karl Kit
	Title:	Chief Executive Officer

3